Horizontal Slices Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.368
C1 ==> 0.632

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 15.6	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 48.4	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 36.8	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 10 Directional Correlograms - 5m Comps

Structure Number 1

Zone 10 Directional Correlograms - 5m Comps

Structure Number 1

Zone 10 Directional Correlograms - 5m Comps

Structure Number 1

Horizontal Slices Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 3 Directional Correlograms - 5m Comps

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.478
C1 ==> 0.522

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 77.7	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 124.6	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 41.6	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 3 Directional Correlograms - 5m Comps

Structure Number 1

Zone 3 Directional Correlograms - 5m Comps

Structure Number 1

Zone 3 Directional Correlograms - 5m Comps

Structure Number 1

Horizontal Slices Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 3 Directional Correlograms - 5m Comps

Zone 3 Directional Correlograms - 5m Comps

Zone 3 Directional Correlograms - 5m Comps

Zone 3 Directional Correlograms - 5m Comps

Zone 3 Directional Correlograms - 5m Comps

Zone 3 Directional Correlograms - 5m Comps

Zone 3 Directional Correlograms - 5m Comps

Zone 3 Directional Correlograms - 5m Comps

Zone 3 Directional Correlograms - 5m Comps

Zone 3 Directional Correlograms - 5m Comps

Zone 3 Directional Correlograms - 5m Comps

Zone 3 Directional Correlograms - 5m Comps

Zone 3 Directional Correlograms - 5m Comps

Zone 2 Directional Correlograms - 5m Comps

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.631
C1 ==> 0.369

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 26.5	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 66.7	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 54.4	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 2 Directional Correlograms - 5m Comps

Structure Number 1

Zone 2 Directional Correlograms - 5m Comps

Structure Number 1

Zone 2 Directional Correlograms - 5m Comps

Structure Number 1

Horizontal Slices Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 2 Directional Correlograms - 5m Comps

Zone 2 Directional Correlograms - 5m Comps

Zone 2 Directional Correlograms - 5m Comps

Zone 2 Directional Correlograms - 5m Comps

Zone 2 Directional Correlograms - 5m Comps

Zone 2 Directional Correlograms - 5m Comps

Zone 2 Directional Correlograms - 5m Comps

Zone 2 Directional Correlograms - 5m Comps

Zone 2 Directional Correlograms - 5m Comps

Zone 2 Directional Correlograms - 5m Comps

Zone 2 Directional Correlograms - 5m Comps

Zone 2 Directional Correlograms - 5m Comps

Zone 2 Directional Correlograms - 5m Comps

Zones 1+2 Directional Correlograms - 5m Comps

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.651
C1 ==> 0.349

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 24.9	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 84.7	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 51.7	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zones 1+2 Directional Correlograms - 5m Comps

Structure Number 1

Zones 1+2 Directional Correlograms - 5m Comps

Structure Number 1

Zones 1+2 Directional Correlograms - 5m Comps

Structure Number 1

Horizontal Slices Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zones 1+2 Directional Correlograms - 5m Comps

Zones 1+2 Directional Correlograms - 5m Comps

Zones 1+2 Directional Correlograms - 5m Comps

Zones 1+2 Directional Correlograms - 5m Comps

Zones 1+2 Directional Correlograms - 5m Comps

Zones 1+2 Directional Correlograms - 5m Comps

Zones 1+2 Directional Correlograms - 5m Comps

Zones 1+2 Directional Correlograms - 5m Comps

Zones 1+2 Directional Correlograms - 5m Comps

Zones 1+2 Directional Correlograms - 5m Comps

Zones 1+2 Directional Correlograms - 5m Comps

Zones 1+2 Directional Correlograms - 5m Comps

Zones 1+2 Directional Correlograms - 5m Comps

Zone 1 Directional Correlograms - 5m Comps

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.671
C1 ==> 0.329

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 13.8	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 37.8	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 28.6	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 1 Directional Correlograms - 5m Comps

Structure Number 1

Zone 1 Directional Correlograms - 5m Comps

Structure Number 1

Zone 1 Directional Correlograms - 5m Comps

Structure Number 1

Horizontal Slices Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".